Sub-Item 77D:  Policies with respect to security investments

(g)(1) Effective July 31, 2010, the Growth Equity Fund’s investment strategy was changed from investing, under normal circumstances, at least 80% of its net assets in equity securities, to investing, under normal circumstances, at least 80% of its net assets in equity securities of large capitalization companies.  At that time, the Fund also changed its name to the Large Cap Equity Fund.

(g)(2) Effective July 31, 2010, the Select Equity Fund’s investment strategy was changed from investing, under normal circumstances, at least 80% of its net assets in equity securities, to investing, under normal circumstances, at least 80% of its net assets in equity securities of large capitalization companies. At that time, the Fund also changed its name to the Large Cap Growth Fund.